-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES NEW INVESTMENT IN NEUROSONIX

Tel Aviv, August 27, 2006 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that it has completed a new investment of $5 million, in two tranches, in Neurosonix Ltd. out of an aggregate financing round of $12 million, led by Elron, in which Evergreen Venture Partners, an Israeli venture capital fund, and existing shareholders, Peregrine Ventures, Ofer Hi-Tech and the Yozma Group, also participated. Neurosonix, based in Israel, is engaged in the development and commercialization of medical devices for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures. The company’s proprietary technology, which is based on ultrasound, enables a non-invasive deflection of embolic material flowing inside the body, away from the cerebral arteries, thus protecting the brain. Pilot clinical trials with the company’s first device, the EmBlockerTM, were recently completed in The Netherlands. The company was also commended by the Israeli Ministry of Industry and Trade for outstanding achievements among the projects in Israel's technological incubators for the year 2005.

As a result of Elron's aggregate investment, Elron will hold approximately 18% of Neurosonix on a fully diluted basis.

Doron Birger, President & Chief Executive Officer of Elron commented: "Neurosonix offers a real breakthrough in brain protection during cardiovascular surgery, innovatively using ultrasonic technology for embolism diversion. We are confident that Neurosonix' seasoned management team, as well as its financial resources, will enable the company to lead this field in the future".

-FOR IMMEDIATE RELEASE-

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and advanced materials. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555

elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)